UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*



                           GAMETEK, INC.
____________________________________________________________________________
                         (Name of Issuer)

               COMMON STOCK, $.01 PAR VALUE PER SHARE
____________________________________________________________________________
                 (Title of Class of Securities)


                          36465R 10 2
____________________________________________________________________________
                        (CUSIP Number)


                    J. WILLIAM BLUE, JR., ESQ.
                      NORTHEN BLUE LAW FIRM
         100 EUROPA DRIVE, SUITE 550, CHAPEL HILL, NC  27514
____________________________________________________________________________
              (Name, Address and Telephone Number of
     Person Authorized to Receive Notices and Communications)












                  (Continued on following pages)
                       (Page 1 of 9 Pages)

<page 2>


        1.   Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person:

                        BILL B. BRITT
__________________________________________________________________________

         2.   Indicate with "X" if a Member of a Group

                                                            (a)
                                                            (b)  X
                                                                ----
         3.   SEC use only


         4.   Source of Funds:    PF


         5. Check Box if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)



         6.   Citizenship or Place of Organization:

                    United States of America


         7.   Sole Voting Power:

                                9,337,853

         8.   Shared Voting Power:

                                None

         9.   Sole Dispositive Power:

                                9,337,853


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         10.  Shared Dispositive Power:

                                None

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                9,337,853


         12. Indicate with "X" if the Aggregate Amount in Row (11) Excludes Certain Shares
                               ____


         13.  Percent of Class Represented by Amount in Row (11):

                                81.71%

         14.  Type of Reporting Person

                                IN

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              RESPONSES TO ITEMS 1-7 OF SCHEDULE 13D


Item 1.  Security and Issuer

         (a) Security:  Common Stock, $.01 par value per share

         (b) Issuer Name:  GameTek, Inc., a Delaware corporation (the "Issuer")

         (c) Principal Executive Offices of Issuer:

              Three Harbor Drive
              Suite 110
              Sausalito, California  94965

Item 2.  Filer's Identity and Background

         The following information relates to the person filing this statement:

         (a) Name:  Bill B. Britt (the "Filer");

         (b) Principal Business Address:

              c/o Britt Motivation, Inc.
              4411 Chapel Hill-Durham Blvd.
              Durham, North Carolina  27707

         (c) Principal Occupation:

              (i)  Amway Distributor; Motivational Speaker

              (ii) c/o Britt Motivation, Inc.
                   4411 Chapel Hill-Durham Blvd.
                   Durham, North Carolina  27707

         (d)  Criminal Convictions, Past Five Years:  None.

         (e)  Judgments, Decrees, Final Orders, re: Securities Laws:  None.

<page 5>

         (f)  Citizenship:  United States of America.

Item 3. Source and Amount of Funds or Other Consideration. The Filer owns, directly or indirectly, all of the issued and outstanding shares of capital stock of Britt Resources, Inc. ("BRI"), an entity that has made available to the Issuer a revolving line of credit facility (the "Facility") in the maximum available principal amount of $12,000,000. Effective July 8, 1996, BRI assigned to the Filer all of BRI's rights in and to $2,650,000 of the then-outstanding balance owing under the Facility. Effective as of that date, the Issuer issued to the Filer, and the Filer purchased, 1,060,000 shares of the Issuer's common stock, $.01 par value per share, at a purchase price of $2.50 per share, for an aggregate purchase price of $2,650,000. The payment of the purchase price was effected by the Filer's agreement to accept such shares in satisfaction of the Issuer's obligations in connection with the portion of the then-outstanding Facility balance assigned to the Filer as of July 8, 1996.

         The purchase price paid by Mr. Britt was equal to the closing price for the Company's shares on the business day prior to the date of purchase.

Item 4.  Purpose of Transaction.

         The purpose of the July 8, 1996 acquisition was to provide additional working capital to the Issuer. The Filer, the principal stockholder of the Issuer prior to the acquisition, made the acquisition upon request of the Issuer's Board of Directors, following the Issuer's reporting a significant loss for its fiscal quarter ended April 30, 1996.

Item 5.  Interest in Securities of the Issuer.

         (a) The filing person beneficially owns 9,337,853 shares of the class of securities identified pursuant to Item 1.

         The number of shares beneficially owned by the filing person represents 81.71% percent of the presently outstanding shares of such class of securities.

         (b) (i) Number of Shares as to which filing person has sole power to vote or direct vote: 9,337,853.

              (ii) Number of Shares as to which filing person has shared power to vote or direct vote: None.



<page 6>


              (iii) Number of Shares as to which filing person has sole power to dispose or to direct the disposition of: 9,337,853.

              (iv) Number of Shares as to which filing person has shared power to dispose or to direct the disposition of: None.

         (c) Effective July 8, 1996, the Filer acquired 1,060,000 shares of the Issuer's common stock, as described in Item 3 above. The price per share with respect to the July 8, 1996 purchase was $2.50. The aggregate purchase price for that acquisition was paid through the Filer's acceptance of the shares then acquired in full satisfaction of the Issuer's obligations in connection with indebtedness then owing by the Issuer to the Filer in the aggregate amount of $2,650,000, as described in Item 3 above.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

         The Filer has granted options to third parties for the purchase of 100,000 of the Filer's shares of the common stock of the Issuer. Such options were granted several years prior to the acquisitions reported herein.

Item 7.  Material to be filed as Exhibits.

         Annexed as exhibits hereto are the following:

Number of Exhibit                  Description of Exhibit
- -----------------                  ----------------------

            7.1                    Option agreement between Filer and James D.
                                   Harris.

            7.2                    Option agreement between Filer and Northen
                                   Blue Law Firm.

Signature


<Page 7>


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 16, 1996                s/Bill Britt, by J. William Blue, Jr.,
                             as his Attorney-in-Fact
                             ---------------------------------------
                                         Signature


                              Bill B. Britt, by J. William Blue, Jr.,
                              as his Attorney-in-Fact
                              ---------------------------------------
                                              Name